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                                                /------------------------------/
                                                /        OMB APPROVAL          /
                                                /------------------------------/
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+--------+
| FORM 4 |                      UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                                  WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
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1.  Name and Address of Reporting Person*

         Cutts,                      Joseph
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        (Last)                      (First)                        (Middle)

                               303 Velocity Way
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                                   (Street)

      Foster City,                    CA                              94404
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        (City)                      (State)                           (Zip)

2.  Issuer Name and Ticker or Trading Symbol

      Electronics for Imaging, Inc. (EFII)
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)
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4.  Statement for Month/Year
    March 2002
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5.  If Amendment, Date of Original (Month/Year)
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6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ___ Director    _X_ Officer             ___ 10% Owner    ___ Other
                        (give title below)                       (specify below)

    Chief Financial Officer
    ----------------------------------------------------------------------------
7.  Individual or Joint/Group Filing (Check Applicable Line)
    _X_ Form filed by One Reporting Person
    ___ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
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
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 + Common Stock          1/31/02             V     863          D        17.3910        2,368                D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security
                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)
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
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Stock Option (right to buy)           $13.7500
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Stock Option (right to buy)           $15.6406
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Stock Option (right to buy)           $33.8125
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Stock Option (right to buy)           $36.1875
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Stock Option (right to buy)           $38.7500
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Stock Option (right to buy)           $47.2500
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

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                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Security:      ficial
                                                                                (Instr.     ficially         Direct        Owner-
                               --------------------------------------------     5)          Owned            (D) or        ship
                               Date     Expira-                Amount or                    at End           Indirect      (Instr.
                               Exer-    tion         Title     Number of                    of               (I)           4)
                               cisable  Date                   Shares                       Month            (Instr.4)
                                                                                            (Instr. 4)
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
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                                        01/03/11    Common Stock   75,000                       75,000          D
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                                        01/22/08    Common Stock    3,750                        3,750          D
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                                        03/23/09    Common Stock   22,500                       22,500          D
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                                        10/20/09    Common Stock    6,000                        6,000          D
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                                        03/03/07    Common Stock    7,500                        7,500          D
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                                        07/01/07    Common Stock    4,100                        4,100          D
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     Explanation of Responses:

See continuation page(s) for footnotes
                                                                                  /s/ Joseph Cutts                    3/11/2002
                                                                                  -------------------------------  -----------------
                                                                                  **Signature of Reporting Person        Date

** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed.
         If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Cutts, Joseph                Electronics For Imaging, Inc. (EFII)
303 Velocity Way             March 2002
Foster City, CA  94404


+Represents shares acquired under the issuer's 2000 Employee Stock Purchase
 Plan. Note that this is an exempt transaction under Rule 16b-3(c) of the Securities Exchange Act of 1934, which is being reported voluntarily.